Exhibit 99.1

QUIPT ANNOUNCES EARLY CONVERSION OF 2019 CONVERTIBLE DEBENTURES STRENGTHENING BALANCE SHEET

Cincinnati, Ohio – August 9, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has exercised its right (the “Conversion Right”) under the debenture indenture dated March 7, 2019 (the “Indenture”), which governs all of the Company’s 8.0% unsecured convertible debentures issued on March 7, 2019 (the “Debentures”), to convert (the “Conversion”) all of the principal amount outstanding of the remaining Debentures on September 8, 2022 (the “Conversion Date”) into common shares of the Company (the “Common Shares”).

Pursuant to the terms of the Indenture, the Company may force conversion of the outstanding principal amount (less any tax required by law to be deducted or withheld) of the Debentures into Common Shares at the conversion price of $5.20 per Common Share if the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the “TSXV”) for 20 consecutive trading days equals or exceeds $6.48.

As of close of markets on August 8, 2022, the volume weighted average trading price of the Common Shares listed on the TSXV exceeded $6.48 for a period of 20 consecutive trading days. As a result of the Conversion, the estimated remaining total of approximately $9,771,000 (face value) of Debentures outstanding will be converted into approximately 1,879,038 Common Shares, and accrued and unpaid interest (less any required deductions or withholdings) will be paid by the Company in cash to the applicable holders of the Debentures.

Management Commentary

“The conversion of this debenture is an exciting milestone for the Company, as we continue to execute on our aggressive growth strategy. The conversion of the debentures further strengthens our balance sheet, eliminates the interest payments  associated with the debentures, and simplifies our debt structure,” said Greg Crawford, Chairman and CEO of Quipt. “Since April 2022, we have successfully completed four acquisitions adding over 30,000 active patients, over US$25 million in revenue and over US$4.5 million of Adjusted EBITDA. Additionally, we were awarded a national insurance contract with the largest payer in the United States dramatically increasing patient accessibility, and most recently announced a supply contract with Cardinal Health, which will provide opportunities to expand into new product offerings as well as generate cost savings over time. As we continue to drive each area of the business, the conversion of this convertible debenture is another testament to our positive momentum.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Reader Advisories

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including statements in respect of the proposed Conversion and the timing thereof and the benefits derived by the Company as a result of the Conversion. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com